Mail Stop 3651

May 18, 2006

Mr. Thomas Horton
Chief Financial Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

Re: **AMR Corporation**
        Form 10-K for the year ended December 31, 2005
        Filed February 24, 2006
        File No. 1-8400

Dear Mr. Horton:

        We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 7. Management's Discussion and Analysis
Other information
Critical Accounting Policies and Estimates, page 39

1.   We note that you use the incremental cost method to account for your frequent
        flier liability. Please tell us, and if material include a discussion, whether you
        expect your estimated liability to be significantly affected in future periods due to
        the escalating cost of fuel.

Note 1 – Accounting Policies (Restricted Cash), page 52

2.   We have noted that a number of registrants in your industry (airline carriers) have
        had cash held back ("cash reserves") with credit card processors or other financial
        institutions as collateral to support credit card holdbacks for advance ticket sales
        made by customers as security for the potential exposure of unused tickets that
        affords consumers with certain protections under federal laws (governing credit
        card use) in the event that an airline fails to fulfill its travel obligation, including
        the bankruptcy of the airline. In this regard, we also note that the funds are not
        made available to the airline until the related travel service is provided. It is our
        understanding that registrants may classify the amount of cash holdbacks as
        "Restricted Cash" on their balance sheet until the cash is received by the airline
        upon the occurrence of the scheduled flight departure. From the disclosures in the
        accounting policy notes, it is unclear whether your consolidated financial
        statements contain any cash holdbacks ("reserves") of this type that have been
        classified as "Restricted Cash". Please advise accordingly.

3.   However, we note that your consolidated statement of cash flows reflect all
        changes in "restricted cash" as an investing activity. If your "restricted cash"
        includes this type of cash reserves described above, it appears that classification
        of the increase in "restricted cash" as an investing activity at the date a ticket is
        sold may not be appropriate. As such, operating cash flows would be favorably
        impacted on the initial date of a sale of an airline ticket by the increase in deferred
        revenue from the ticket sale, while the increase in "restricted cash" is classified as
        an investing activity. As the airline is not entitled to the receipt of these cash
        reserves until the occurrence of the scheduled flight departure, it appears one can
        view the cash holdback amounts in a manner similar to an uncollected amount
        billed to a customer (i.e. trade account receivable) as opposed to a collection from
        a customer followed by an investment in "restricted cash". In the alternative, the
        uncollected amount that is restricted as to its ultimate collection until the
        fulfillment of the carrier's travel obligation could also be afforded treatment as a
        non-cash transaction in accordance with paragraph 32 of SFAS 95, on the date the
        ticket is sold. The treatment in either of these views would not impact operating
        cash flows on the date the ticket is sold, as it appears that operating cash flows

should not be impacted until the travel obligation is completed and the company is entitled to the cash from this revenue producing activity. It also appears that footnote 1 of SFAS 95 would not apply directly or by analogy to these circumstances as (i) the cash on hand with other financial institutions applies directly to the definition of what constitutes "unrestricted" cash & cash equivalents in the statement of cash flows; and (ii) the "bank's granting of a loan by crediting the proceeds to a customer's demand deposit account is a cash payment by the bank and cash receipt by the customer when entry is made" appears to apply to the customers ability to access "unrestricted" funds loaned by the bank or financial institution when loaned funds are available.

In the event that your consolidated financial statements include any amounts of "restricted cash" as described above, please furnish us how (the amounts) your consolidated statement of cash flows would be impacted for <u>each</u> of the last three fiscal years if there is <u>no</u> impact on operating cash flows in treating this item similar to a trade receivable or as a non-cash transaction at the date a ticket is sold, as opposed to classifying the amount of "restricted cash" as an investing activity upon the sale of a ticket under these circumstances. In addition, please consider the views above and tell us why you believe your accounting treatment is appropriate under these circumstances. If necessary, please revise your consolidated statement of cash flows, accordingly.

<u>Note 1 – Accounting Policies (Property & Equipment), page 53</u>

4.   In the beginning of fiscal 2005, we note that you changed the depreciable lives of your Boeing 737-800, Boeing 757-200 and McDonnell Douglas MD-80 aircraft from 25 years to 30 years. This change in expected useful lives was accounted for as a change in estimate that prospectively reduced your depreciation and amortization expense by approximately $108 million in the fiscal year ended December 31, 2005. In this regard, the change materially reduced your fiscal 2005 operating loss and net loss (including the related per share amounts) by approximately 55% and 12%, respectively. It appears this change will continue to materially impact your results of operations in future periods. As your disclosure is vague and solely limited to describing the material change as "to more accurately reflect the expected useful live", we are unclear on the changes in events and circumstances that warrant this revision in depreciable lives for certain of your aircraft.

5.   We note that other major airline carriers generally limit the life of all their aircraft to a **maximum** of 25 years. In addition, your consolidated financial statements in four of the last five fiscal years reflect material aircraft charges for the "accelerated" retirement of various aircraft and permanently grounded and retired MD-80 aircraft. Furthermore, it appears that the effects of (i) obsolescence; (ii) demand; (iii) economic factors (including stability of industry and cost of fuel necessitating more fuel-efficient aircraft); (iv) technological advances; (v) level of

maintenance expenditures required to obtain the expected future cash flows from the assets relative to its carrying value as the aircraft ages, etc. may suggest a limited useful life that does not warrant an extension from its prior useful life. In view of all the factors noted above, we have significant concerns as to the appropriateness of your change made to increase the estimated useful life of certain aircraft.

With respect to this material change, please completely and clearly provide us with the following information on this matter:

- The change in events and circumstances that warranted a revision in depreciable lives of these aircraft as of the beginning of fiscal year 2005;
- The empirical evidence relied upon that objectively justifies and supports this change in estimated useful lives of these depreciable assets;
- All the unique characteristics and features of these three types of aircraft that support a greater useful life than your other aircraft. In addition, please specifically tell us why these two types of Boeing aircraft warrant an extension of life while other Boeing aircraft in your fleet currently have shorter estimated useful lives or were "accelerated" in their retirement during the last five years;
- The consideration given to your prior history of "accelerating" the retirement of aircraft in justifying this change to increase the estimated useful life of these aircraft;
- The effects of competition, economic factors, technological advances, level of maintenance expenditures as the aircraft ages, etc. as cited in our 2nd paragraph of this comment above in supporting this revision in estimated useful life;
- The reasons that you believe a 30 year estimated useful life is appropriate while your competitors (other major airline carriers) generally limit the life of all their aircraft to a maximum of 25 years. Furthermore, specifically tell us the reasons you believe a 30 year estimated life is appropriate for these three aircraft while other companies are depreciating these **same** aircraft over shorter estimated lives (e.g. 25 years);
- Why this material change did not result in robust MD&A disclosure, including a critical accounting estimates discussion in accordance with FR-72 on this sensitive and critical change in assumptions and estimates thereto;
- Whether your Board of Directors and Audit Committee fully considered your supporting evidence for this change and formally concurred with management's decision, as the disclosure in the proxy materials filed April 21, 2006 does not address this material change as being specifically discussed by the Audit Committee in its meetings; and
- The audit evidence that you furnished to Ernst & Young LLP, your independent auditor, to support this significant change to increase the estimated useful life of these aircraft;

We believe that you should consider all the above matters in assessing whether this estimated change in useful lives of these aircraft is appropriate. In your re-evaluation of this matter, we suggest that you should consider whether further discussion with your independent accountant may be necessary. We may have further comment after a review of your response.

Frequent Flyer Program, page 54

6.   Regarding your recognition of revenue for the sale of mileage credits, we note that the portion related to the marketing products sold and administrative costs is recorded as a component of passenger revenues. Please explain why you believe this is the appropriate classification and whether consideration was given to instead including that amount in "Other revenues".

Note 2. Restructuring Charges and U.S. Government Grant, page 56

7.   We note that you permanently grounded and retired 27 MD-80 aircraft in the fourth quarter of 2005, at which time you wrote each down to their fair values. Please tell us whether any asset impairment charges were recorded at the time the assets were placed in temporary storage, and your consideration of paragraph 8 of SFAS 144. In addition, please tell us how you have accounted for the additional nine aircraft that were not operated as of December 31, 2005, including whether any assessment of impairment has been performed and recorded. Finally, please tell us the average age of the 27 MD-80 aircraft that were retired.

8.   Supplementally, please generally explain the business reasons for placing aircraft on non-operating status or in temporary storage. Your discussion should include any company policy and historical experience regarding aircraft that are placed in temporary storage, including whether these aircraft are generally returned to service or are placed in storage prior to their disposal.

Form 10-Q for the quarter ended March 31, 2006
Note 6, page 6

9.   Refer to your discussion of the 4.25 percent senior convertible notes due in 2023, which have become convertible into shares of AMR common stock. Please explain why the conversion option is not a derivative liability that must be fair valued under SFAS 133/EITF 00-19. In addition, it appears that no beneficial conversion feature has been recorded. Supplementally, please provide a discussion of your accounting for the conversion option and your consideration of the guidance in EITF 00-27.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202)551-3381 or Joe Foti at (202)551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202)551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief